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                                                                       EXHIBIT 1

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       NORTH AMERICAN PALLADIUM LTD.
       Management's Discussion and Analysis

       The following is management's discussion and analysis of operations and financial position and should be read in conjunction with the Company's consolidated financial statements that are included elsewhere in this annual report. It is intended to provide additional information on the Company's performance, financial position and outlook.


       Overview and Strategic Activities

       North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewellery and chemical sectors.

       During 2003, the Company replaced the damaged primary crusher and made substantial progress in optimizing the grinding and flotation circuits in the mill. With the resumption of normal crushing operations and the improvement in mill availability, average throughput improved to over 15,000 tonnes per day in the second half of 2003. With continued mill circuit optimization, and normal availability, the mill is expected to operate at an average rate of 15,000 tonnes per day in 2004.

       During 2003, the Company continued to investigate the feasibility of an underground development of the Main High Grade Zone, which lies directly below the ultimate depth of the open pit. Based on the completion of a positive feasibility study, a decision has been made to proceed with an underground mine development at Lac des Iles. The Company plans to finance a portion of the underground mine development with operating cash flow and is reviewing financing options for the balance.

       The Company hedges the price of its palladium production under a long-term contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price is based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production and a ceiling price of US$550 per ounce for 50% of production. The remaining 50% of production is sold at market prices or the contract floor, whichever is higher. The Palladium Sales Contract expires on June 30, 2005.

       Results of Operations

       The Company generated gross revenue from metal sales of $192.1 million in 2003, compared to $176.8 million in 2002. Revenue in 2003 from the sale of palladium before the mark-to-market effect of price changes and palladium forward contracts was $109.4 million compared to $101.3 million in 2002. The revenue increase was due to a 32% increase in palladium production, offset by a drop in the average palladium price. The Company entered into palladium forward contracts in 2001 for 100,800 ounces of palladium at an average price of US$922 per ounce, the revenue from which had been fully recognized by June 30, 2003. These palladium forward contracts provided additional revenue of $20.4 million in 2003 compared to $46.0 million in 2002. The effect of palladium forward contracts represents the difference between the fixed price realized under the palladium forward contracts and the palladium price at the time of revenue recognition. During 2003, the spot price of palladium per ounce ranged from a high of US$269 to a low of US$148 and averaged US$200 compared to an average of US$338 during 2002. Palladium production sold to third-party smelters takes up to seven months from time of receipt at the smelter to settle the final pricing. The price adjustment relating to palladium settled and awaiting settlement was a small negative amount of $1.2 million compared to a negative $9.2 million in 2002 when the palladium price weakened throughout the year. Revenue from by-product metal sales increased by 64% to $63.4 million in 2003 compared to $38.7 million in 2002 reflecting the increased production and much improved price levels for nickel, platinum, gold and copper.

       During 2003, the mill processed 5,159,730 tonnes of ore or an average of 14,136 tonnes per day compared to 4,851,621 tonnes of ore or an average of 13,292 tonnes per day in 2002. Mining in 2003 moved into a higher-grade

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section of the pit, with the average palladium head grade improving to 2.31 grams per tonne as compared to 1.91 grams per tonne in 2002. During the year, mill palladium recoveries also improved to 75.5% as compared to 73.8% in 2002. While total production costs for 2003 of $103.7 million were comparable to $100.6 million in the prior year, unit cash costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of other metal revenues and royalties, decreased to US$175 per ounce in 2003 compared to US$264 per ounce in 2002. The improvement in unit cash costs was achieved by a 32% increase in palladium production to 288,703 ounces in 2003 compared to 219,325 ounces in 2002 combined with higher revenue from by-product metals. With the activation of the new primary crusher in June 2003, continued improvement in mill throughput and availability, and stronger by-product revenue, cash costs improved to US$108 per ounce in the last half of 2003.

       Non-cash amortization increased to $28.6 million in 2003 compared to $20.2 million in 2002. The higher amortization amount is attributable to the 32% increase in palladium production and the increase in the unit of production amortization rate due to a restatement of reserves at June 30, 2003 that resulted in a 20% reduction in palladium reserve ounces.

       During 2003, there was a write-down of mining interests of $2.3 million relating to the damaged primary crusher, which was removed from service and replaced with a new unit. There was no write down of mining interests in 2002.

        Income from mining operations was $33.8 million in 2003 compared to $34.3 million for the previous year. Although there was a significant improvement in palladium production compared to 2002, the results for 2003 were negatively impacted by a lower average realized palladium price and a reduction of $25.6 million in revenue from the palladium forward sales program compared to 2002.
       Other income and expense, which includes interest income and expense, exploration and foreign exchange gains and losses, was an income of $12.7 million in 2003 compared to an expense of $5.3 million in 2002. In the current year there was a foreign exchange gain of $18.1 million compared to gain of $0.8 million in 2002. The foreign exchange gain in the current year relates primarily to the Company's US dollar denominated credit facilities which have benefited from the strengthening of the Canadian dollar compared to the US dollar.

       In 2003, the Company incurred interest expense on the project term loan, and on the credit facility provided by Kaiser-Francis Oil Company ("Kaiser-Francis"), in the amount of $3.2 million compared to $5.4 million in 2002. The Company's current year provision for income tax expense of $8.2 million consists of a current federal large corporation tax expense of $0.8 million and a future income and mining tax expense of $7.4 million. The Company's 2003 tax provision was reduced for the non-taxable portion of a capital gain relating to the foreign exchange gain and for changes in federal and provincial income tax rates and laws affecting the resource industry. Net income for the year improved by 154% to $38.4 million or $0.75 per share (diluted) compared to $15.1 million or $0.30 per share (diluted) in 2002.


                                                                       2003
($000, except per share amounts)          1st Qtr       2nd Qtr       3rd Qtr      4th Qtr     Full Year

Revenue from metal sales                   45,120        44,631        42,585       59,805       192,141
Net income                                  8,390        10,361         3,535       16,092        38,378
Net income per share                         0.17          0.20          0.07         0.32          0.76
Fully diluted net income (loss) per share    0.17          0.20          0.07         0.31          0.75

                                                                       2002
($000, except per share amounts)          1st Qtr       2nd Qtr       3rd Qtr      4th Qtr     Full Year

Revenue from metal sales                   44,577        41,745        46,547       43,904       176,773

Net income (loss)                           6,246         7,521         2,894       (1,579)       15,082
Net income (loss) per share                  0.12          0.15          0.06        (0.03)         0.30
Fully diluted net income per share           0.12          0.15          0.06        (0.03)         0.30

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       Changes in Accounting Policy

       Effective January 1, 2003, the Company changed its method of accounting for stock options from the intrinsic value method to one that recognizes as an expense the cost of stock-based compensation based on the estimated fair value of new stock options granted to employees and directors. The fair value of each stock option granted is estimated on the date of the grant using the Black-Scholes option pricing model. As a result of this change in accounting policy, which was applied prospectively, an expense of $138 was recorded in 2003 to reflect the fair value of stock options granted to employees and directors in 2003.

       Effective January 1, 2003, the Company adopted a new accounting standard of the Canadian Institute of Chartered Accountants ("CICA") for asset retirement obligations which harmonizes with U.S. General Accepted Accounting Principles. This standard significantly changed the method of accounting for future site restoration costs. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. The amount of the liability is subject to re-measurement at each reporting period. The liability is accreted over time through periodic charges to earnings. In addition, the asset retirement cost is capitalized as part of the asset's carrying value and amortized over the estimated life of the mine. This change in accounting policy was applied retroactively and, accordingly, the consolidated financial statements of prior periods were restated. As a result of this change, certain balance sheet accounts as of December 31, 2002 were restated as follows: mining interests increased by $6.5 million and the mine closure obligation increased to $7.0 million. An expense of $0.9 million was recorded in 2003 for accretion of the mine closure obligation and amortization for asset retirements.


       Liquidity and Capital Resources

       Cash flow from operations (prior to changes in non-cash working capital) was $59.8 million in 2003, compared to $47.5 million in 2002. The $12.3 million increase was primarily due to an increase in income from mining operations that resulted from increased palladium and by-product metal production, offset by lower palladium prices. Changes in non-cash working capital consumed $5.2 million of cash in the current year as compared to $5.4 million in 2002. Palladium awaiting settlement grew to 147,570 ounces at December 31, 2003 compared to 93,619 ounces at December 31, 2002; however, this increase was offset by lower average palladium prices and a weaker US dollar, which are used to value the concentrate awaiting settlement. After allowing for non-cash working capital changes, cash provided by operations was $54.6 million in 2003 compared to $42.1 million in 2002.

       Investing activities required $8.3 million of cash in 2003, with short-term investments providing $3.3 million and additions to plant and equipment and deferred exploration and development costs at the Roby deposit requiring $11.7 million. This compares with $8.1 million of net investing activities in 2002.

       During the year, the Company's financial position was further strengthened by a disciplined debt reduction program. In 2003, long-term debt was reduced by $63.6 million as a result of repayments of $45.1 million and a foreign exchange gain of $18.5 million. The Company's net debt position was reduced to $45.0 million at December 31, 2003 compared to $105.8 million at December 31, 2002. The year-end cash and cash equivalents balance was $12.0 million compared to $11.5 million for the prior year.


       Risks and Uncertainties

       The price of palladium is the most significant factor influencing the profitability of the Company. In 2003, sales of palladium accounted for approximately 67% of the Company's revenue. Many factors influence the price of palladium, including global supply and demand, speculative activities, international political and economic conditions and production levels and costs in other platinum group metal-producing countries, particularly Russia and South Africa. To offset the price risk, the Company entered into the Palladium Sales Contract and other hedge contracts to cover a portion of expected annual production as set out below.

       The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

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       Currency fluctuations may affect cash flow since production currently is sold in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred in Canadian dollars. As a result, changes in the exchange rate between Canadian and United States dollars can affect revenue and profitability.

       The Company is dependent on one mine for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining. The Company has made a claim under its property damage and business interruption insurance policies relating to the primary crusher failure which occurred in 2002. The Company will record the effect of this insurance recovery in its financial statements when the proceeds are received.


       Outlook

       North American Palladium made a significant improvement in operating performance in the second half of 2003. Achieving our targeted operating objectives at the Lac des Iles mine and the resulting strengthening of our financial position will allow the Company to exploit the future exploration and development potential at the Lac des Iles mine. The immediate priority is to develop the Main High Grade Zone where the economic viability of a conventional underground mining operation has been demonstrated. The development of the Main High Grade Zone will be fast-tracked by ramp access with commercial production expected in the second half of 2005. This zone is almost 12 metres thick with a strike length in excess of 350 metres and an average grade of 6.6 grams palladium per tonne.

       The Company expects to spend over $2.0 million on its 2004 exploration program focusing on three primary properties that have given encouraging preliminary results. In particular, work on our 100% owned Haines claim block and the contiguous Inco Limited Shebandowan joint venture properties totaling more than 16,000 acres, will figure prominently in the 2004 exploration program.

       The Company continues to hold a positive view on the long-term palladium fundamentals and believes that there is the potential for a sustained rally in the price of palladium. The primary use for palladium is in the production of autocatalysts, which are used to reduce harmful air emissions from the exhaust systems of automobiles over the medium term. Governments around the world have announced more stringent emission standards. Given the movement by global governments to enact more stringent air emission standards, palladium demand is expected to increase. With platinum currently trading at more than three times the price of palladium, the Company continues to believe that automobile manufacturers will be encouraged to increase their use of palladium in catalytic converters. The switch back to palladium will be further encouraged by the reliability of supply, which has improved over the past year.

       During the second half of 2003, the Company initiated a corporate development strategy to expand its precious metals mining business with an initial focus in Canada. During the coming year, we will continue to evaluate opportunities that include existing base and precious metal operation and development projects. We are targeting advanced stage projects with the potential to host world-class base and precious metal deposits where our demonstrated operating strength will enhance shareholder value.

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                           FORWARD-LOOKING STATEMENTS

Enclosed are the Company's consolidated balance sheets as at December 31, 2003 and 2002 and the consolidated statements of earnings and deficit and cash flows for each of the years in the three-year period ended December 31, 2003 (collectively the "Financial Statements") and management's discussion and analysis of operations and financial position ("MD&A") for the Financial Statements. Certain statements included the Financial Statements and MD&A are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "estimate", "expect", "intend", and other similar expressions are intended to identify forward-looking statements. In particular, statements relating to estimated mineral reserves, cash flows, capital costs, ore production, mine life, financing, construction and strategic plans are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, future profitability and production, and availability of financing on acceptable terms. For a more comprehensive review of risk factors, please refer to the Company's most recent "Management's Discussion and Analysis" (enclosed) and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. Given these uncertainties, readers are cautioned not to put undue reliance on these forward-looking statements. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise.